UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65219/August 30, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14476

_____

In the Matter of   :
                                                              :
INTERNATIONAL BUTEC INDUSTRIES CORP.   :
  (N/K/A WEBSMART.COM COMMUNICATIONS, INC.),   :   ORDER MAKING
INTERNATIONAL COLIN ENERGY CORP.   :   FINDINGS AND
  (N/K/A MORGAN HYDROCARBONS, INC.),   :   REVOKING
INTERNATIONAL EN-R-TECH, INC.   :   REGISTRATIONS BY
  (N/K/A NATIONAL TELCOM SOLUTIONS, INC.),   :   DEFAULT AS TO
INTERNATIONAL MENU SOLUTIONS CORP.   :   FOUR RESPONDENTS
  (N/K/A DUNWYNN EXPLORATION, INC.),   :
INTERNATIONAL NESMONT INDUSTRIAL CORP.,   :
INTERNATIONAL PETROLEUM CORP., and   :
INTERNET CABLE CORP.   :

_____

        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on July 20, 2011, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). The Office of the Secretary and Division of Enforcement (Division) have
provided evidence that Respondents[1] were served with the OIP, in accordance with 17 C.F.R. §
201.141(a)(2)(ii), (iv), by August 15, 2011. Respondents' Answers were due August 29, 2011. See
OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). A prehearing telephonic conference was held on
August 25, 2011, in which only the Division participated.

        International Butec Industries Corp. (n/k/a Websmart.com Communications, Inc.)
(International Butec), International En-R-Tech, Inc. (n/k/a National Telcom Solutions, Inc.)
(International En-R-Tech), International Nesmont Industrial Corp. (International Nesmont), and
Internet Cable Corp. (Internet Cable) (collectively, Respondents) are in default for failing to file an
Answer to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See
17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find
the following allegations in the OIP to be true.

_____

[1] The Division has yet to effect proper service on Respondents International Colin Energy Corp.
(n/k/a Morgan Hydrocarbons, Inc.), and International Menu Solutions Corp. (n/k/a Dunwynn
Exploration, Inc.). The proceeding has ended as to Respondent International Petroleum Corp. See
International Butec Industries Corp. (n/k/a Websmart.com Communications, Inc.), Exchange Act
Release No. 65212 (August 29, 2011).

International Butec (CIK No. 1034329) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). International Butec is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A registration statement on September 6, 1997, which reported a net loss of more than $1.7 million (Canadian) for the nine-month period ended September 30, 1996.

International En-R-Tech (CIK No. 895440) is a Yukon Territory corporation located in Delta, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). International En-R-Tech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A registration statement on September 8, 2000, which reported a net loss of over $781,000 (Canadian) for the twelve-month period ended December 31, 1999.

International Nesmont (CIK No. 883908) is a British Columbia corporation located in Ladner, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). International Nesmont is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1992.

Internet Cable (CIK No. 1075202) is a permanently revoked Nevada corporation located in Markham, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Internet Cable is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002.

In addition to repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of International Butec Industries Corp. (n/k/a Websmart.com Communications, Inc.), International En-R-Tech, Inc. (n/k/a National Telcom Solutions, Inc.), International Nesmont Industrial Corp., and Internet Cable Corp. are hereby REVOKED.

_____

Cameron Elliot
Administrative Law Judge